EXHIBIT 21.1

Industrial Technical Holdings Corporation

List of subsidiaries

SUBSIDIARY	FIELD OF ACTIVITY	WEBSITE
Qingdao CSSC Co. Ltd.	MACHINERY COMPONENTS	http://www.cssctp.com
Qingdao FORTSCHRITT China Agritech Co. Ltd.	AGRICULTURAL MACHINERY	http://www.fortschritt.cn
PlanET Ltd. Qingdao	GREEN ENERGY – BIOGAS PLANTS FOR AGRICULTURE	http://www.planet-biogas.com